Exhibit 99.1

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Expressed in US Dollars)

(Unaudited)

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		September 30,	December 31,
	Note	2018	2017
		$	$
CURRENT ASSETS
Cash and cash equivalents		25,950	55,394
Restricted cash	15	833	833
Receivables, prepaids and deposits		1,750	1,017
Deferred financing and transaction costs		2,722	1,888
Organoclay inventories		1,394	2,086
		32,649	61,218
NON-CURRENT ASSETS
Restricted cash		150	983
Loans to Joint Venture	4	25,239	11,479
Investment in Joint Venture	4	29,811	19,637
Property, plant and equipment	5	17,488	18,070
Exploration and evaluation assets		2,768	2,104
		75,456	52,273
TOTAL ASSETS		108,105	113,491

CURRENT LIABILITIES
Accounts payable and accrued liabilities		3,572	3,546
Current portion of long-term borrowings	6	243	178
		3,815	3,724
LONG-TERM LIABILITIES
Long-term borrowings	6	10,553	751
Decommissioning provision		249	249
		10,802	1,000
TOTAL LIABILITIES		14,617	4,724

SHAREHOLDERS’ EQUITY
Share capital		197,918	197,390
Contributed surplus		25,392	20,812
Accumulated other comprehensive loss		(1,852)	(114)
Deficit		(127,970)	(109,321)
TOTAL SHAREHOLDERS’ EQUITY		93,488	108,767
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		108,105	113,491

Subsequent events (Note 15).

Approved for issuance on November 13, 2018

On behalf of the Board of Directors:

“Gary Cohn”	Director	“George Ireland”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in thousands of US dollars, except per share amounts. Shares in thousands)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2018	2017	2018	2017
		$	$	$	$
ORGANOCLAY SALES		1,420	1,059	3,371	3,838
COST OF SALES
Production costs		(1,614)	(1,416)	(4,238)	(4,295)
Depreciation		(395)	(159)	(760)	(705)
Total cost of sales		(2,009)	(1,575)	(4,998)	(5,000)
GROSS LOSS		(589)	(516)	(1,627)	(1,162)

EXPENSES
Exploration expenditures	11	(3,718)	(1,231)	(7,323)	(2,623)
Organoclay research and development		(149)	(110)	(423)	(318)
General and administrative	9	(1,651)	(2,762)	(7,555)	(5,334)
Share of loss in Joint Venture		(1)	776	(271)	(4,452)
Stock-based compensation	7	(938)	(7,139)	(3,897)	(9,729)
		(6,457)	(10,466)	(19,469)	(22,456)
OTHER ITEMS
Foreign exchange (loss)/gain		(722)	(2,347)	1,523	(4,157)
Other income		335	570	924	330
		(387)	(1,777)	2,447	(3,827)
NET LOSS		(7,433)	(12,759)	(18,649)	(27,445)
OTHER COMPREHENSIVE LOSS
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET LOSS
Unrealized gain/(loss) on translation to reporting currency		773	2,212	(1,738)	3,709

TOTAL COMPREHENSIVE LOSS		(6,660)	(10,547)	(20,387)	(23,736)
LOSS PER SHARE - BASIC AND DILUTED		(0.08)	(0.15)	(0.21)	(0.38)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED		88,616	86,065	88,560	71,790

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive loss	Deficit	Shareholders’ equity
	of Shares(1)	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2016	60,373	108,670	11,948	(2,124)	(76,071)	42,423
Shares issued on exercise of stock options	711	1,438	(811)	-	-	627
Shares issued on exercise of warrants	1,343	4,604	(208)	-	-	4,396
Shares issued on conversion of RSUs	513	1,545	(1,527)	-	-	18
Shares issued on conversion of DSUs	41	142	(142)	-	-	-
DSUs issued in lieu of directors fees	-	-	256	-	-	256
RSUs issued in lieu of accrued liabilities	-	-	97	-	-	97
Shares issued for equity financing	25,000	80,999	-	-	-	80,999
Share issuance costs	-	(1,755)	-	-	-	(1,755)
Stock-based compensation (Note 7)	-	-	9,729	-	-	9,729
Net loss	-	-	-	-	(27,445)	(27,445)
Other comprehensive income	-	-	-	3,709	-	3,709
Balance, September 30, 2017	87,981	195,643	19,342	1,585	(103,516)	113,054

Balance, December 31, 2017	88,479	197,390	20,812	(114)	(109,321)	108,767
Shares issued on conversion of RSUs and exercise of options	190	528	(524)	-	-	4
Stock-based compensation (Note 7)	-	-	3,962	-	-	3,962
DSUs issued in lieu of directors fees	-	-	370	-	-	370
RSUs issued in lieu of accrued liabilities	-	-	772	-	-	772
Net loss	-	-	-	-	(18,649)	(18,649)
Other comprehensive loss	-	-	-	(1,738)	-	(1,738)
Balance, September 30, 2018	88,669	197,918	25,392	(1,852)	(127,970)	93,488

(1)Share consolidation. Effective November 8, 2017, the Company implemented a consolidation of its outstanding common shares on the basis of one new common share for every five outstanding common shares (Note 2). The number of shares in the table is presented on a post-consolidation basis.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

	Nine Months Ended September 30,
	2018	2017
	$	$
OPERATING ACTIVITIES
Net loss for the period	(18,649)	(27,445)
Items not affecting cash:
Stock-based compensation	3,997	9,729
Depreciation	945	827
Foreign exchange (gain)/loss	(1,523)	4,157
Share of loss in Joint Venture	271	4,452
Inventories write down	203	332
Other expense	514	322
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits	(568)	(581)
Decrease/(increase) in inventories	554	(364)
Increase in accounts payable and accrued liabilities	383	685
Net cash used in operating activities	(13,873)	(7,886)

INVESTING ACTIVITIES
Loans to Joint Venture (Note 4)	(12,500)	(11,000)
Contribution to Joint Venture (Note 4)	(10,747)	(238)
Additions to exploration and evaluation assets	(664)	(495)
Escrow deposit	833	833
Additions to property, plant and equipment	(309)	(750)
Net cash used in investing activities	(23,387)	(11,650)

FINANCING ACTIVITIES
Proceeds from stock option exercises	4	627
Proceeds from warrant exercises	-	4,396
Drawdowns from the credit facility	10,000	-
Debt financing costs paid	(1,834)	-
Net proceeds from equity financing (Note 7)	-	79,325
Finance lease repayments	(139)	(126)
Net cash provided by financing activities	8,031	84,222
EFFECT OF FOREIGN EXCHANGE ON CASH	(215)	466
CHANGE IN CASH AND CASH EQUIVALENTS	(29,444)	65,152
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	55,394	8,056
CASH AND CASH EQUIVALENTS - END OF PERIOD	25,950	73,208

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian based resource company focused on advancing two significant lithium projects, the Cauchari-Olaroz project, located in Jujuy province of Argentina, and the Thacker Pass project (formerly Stage 1 of the Lithium Nevada project), located in north-western Nevada, USA, and on the manufacturing and sales of organoclay products. The Company’s organoclay plant located in Fernley, Nevada, USA manufactures specialty organoclay products, derived from clays, for sale to the oil and gas and other sectors.

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "LAC".

The Company’s head office and principal address is Suite 1150-355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. The Company’s registered and records office is 2200-885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets and the investment in joint venture are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2017, except as for the changes disclosed in note 3.

As authorized by its shareholders, the Company implemented a consolidation of its outstanding common shares effective from November 8, 2017 on the basis of one new common share for every five outstanding common shares. The share consolidation affected all issued and outstanding common shares, stock options, restricted share units and deferred share units. All information relating to basic and diluted earnings per share, issued and outstanding common shares, stock options, restricted share units, deferred share units and per share amounts in these consolidated financial statements have been adjusted retrospectively to reflect the share consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

Newly adopted accounting standards and amendments

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Newly adopted accounting standards and amendments (continued)

It replaces the guidance in International Accounting Standard (“IAS”) 39 that relates to the classification and measurement of financial instruments.

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVTPL”). There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated as FVTPL. The standard is effective for accounting periods beginning on or after January 1, 2018. The Company applied IFRS 9 retrospectively; however, the adoption of IFRS 9 did not require any adjustments to the classification or measurement of the Company’s financial assets and financial liabilities. The adoption of the new expected credit loss model under IFRS 9 had a negligible impact on the carrying amount of our financial assets on the transition date given the Company has no history of bad debt expenses.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018. The Company elected to apply IFRS 15 using a modified retrospective approach; however, the adoption of IFRS 15 resulted in no impact on the financial statements of the Company, as the timing of revenue recognition was unchanged.

Accounting standards and amendments issued but not yet adopted

IFRS 16, Leases (“IFRS 16”), was issued in January 2016 by the IASB.  According to the new standard, all leases will be on the statement of financial position of lessees, except those that meet the limited exception criteria.  The standard is effective for annual periods beginning on or after January 1, 2019.  The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

Critical Accounting Estimates and Judgements

The preparation of these condensed consolidated interim financial statements in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were substantially the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017, other than below.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Functional currency

Items included in the financial statements of each of the Company’s subsidiaries and joint ventures are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2018, the functional currency of the Minera Exar Joint Venture (“Minera Exar”) was changed from the Argentine peso to the US dollar as a result of the start of significant construction activities, denominated mainly in US dollars, adoption of the construction budget and in anticipation of the US dollar denominated indebtedness to be undertaken by Minera Exar in 2018 to finance the construction.

4.	JOINT VENTURE

On March 28, 2016, the Company entered into an agreement with SQM POTASIO S.A. (SQM) to form a 50/50 joint venture on the Cauchari-Olaroz project in Jujuy, Argentina (“Joint Venture”). Subsequent to the period end, SQM disposed of its interest in the Joint Venture to Ganfeng and the Company’s interest in the Joint Venture was increased to 62.5%. Note 15.

Effective July 1, 2017, the Joint Venture’s Cauchari-Olaroz project entered the development phase.  Accordingly, all costs directly attributable to the project are capitalized.

The changes in investment in the Joint Venture since initial contribution are as follows:

Investment in Joint Venture – December 31, 2016	13,136
Share of loss of Joint Venture	(4,850)
Translation adjustment	(2,127)
Contribution to Joint Venture by LAC	13,717
Elimination of unrealized interest on loans to Joint Venture	(239)
Investment in Joint Venture – December 31, 2017	19,637
Share of loss of Joint Venture	(271)
Contribution to Joint Venture by LAC	11,074
Elimination of unrealized interest on loans to Joint Venture	(629)
Investment in Joint Venture – September 30, 2018	29,811

Loans to Joint Venture

The Company has entered into the following loan agreements with Minera Exar, terms of which are summarized below:

$
Loans granted in 2017, maturity 7 years, interest rate LIBOR+7.57%	11,000
Loans granted in 2018, maturity 7 years, interest rate LIBOR+7.57%	12,500
Accrued interest	1,739
Loans to Joint Venture	25,239

The interest on the loans is accrued semi-annually on a non–compounding basis. The proceeds from the loans were used by Minera Exar for mining exploration or mining construction and development purposes. Note 15.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

4.	JOINT VENTURE (continued)

Joint Venture Commitments and Contingencies

As at September 30, 2018, the Company’s 50% portion of the Joint Venture’s commitments and contingencies are as follows:

•	Annual royalty of $100 due in May of every year and expiring in 2041;
•

Aboriginal programs agreements with six communities located in the Cauchari-Olaroz project area which have terms from five to thirty years. The annual fees due are $88 between 2018 and 2021 and $131 between 2021 and 2059, assuming that these payments will be extended for the life of the project. These payments will be incurred only if the Joint Venture starts production; and

•	Commitments related to a contract for construction of ponds of $19,747.

Los Boros Option Agreement

On September 11, 2018 the Joint Venture exercised a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), entered into on March 28, 2016, for the transfer of title to the Joint Venture for certain mining properties that comprised a portion of the Cauchari-Olaroz project.

Under the terms of the Option Agreement, the Joint Venture paid $100 upon signing and exercised the purchase option for the total consideration of $12,000 to be paid in sixty quarterly instalments of $200. The first installment becomes due upon occurrence of one of the following two conditions, whichever comes first: the third anniversary of the purchase option exercise date or the beginning of commercial exploitation with a minimum production of 20,000 tons of lithium carbonate equivalent. As security for the transfer of title for the mining properties under the Option Agreement, Los Boros granted a mortgage to the Joint Venture for $12,000.

According to the Option Agreement, the following royalties will have to be paid to Los Boros by the Joint Venture:

•	$300 within 10 days of the commercial plant construction start date; and
•	3% net profit interest for 40 years, payable in pesos, annually within the 10 business days after calendar year end.

The Joint Venture can cancel the first 20 years of net profit interest in exchange for a one-time payment of $7,000 and the next 20 years for an additional payment of $7,000.

JEMSE Arrangement

During 2012 Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project. These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The annual distribution of dividends from Minera Exar to all shareholders including JEMSE, will only be considered once all Minera Exar's annual commitments related to the project’s debt have been met.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

5.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Cost
As at December 31, 2016	386	2,141	5,156	11,495	382	19,560
Additions	-	2	805	-	254	1,061
Write down	-	-	(399)	-	-	(399)
As at December 31, 2017	386	2,143	5,562	11,495	636	20,222
Additions	-	-	142	-	178	320
As at September 30, 2018	386	2,143	5,704	11,495	814	20,542

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Accumulated depreciation
As at December 31, 2016	-	76	447	431	104	1,058
Depreciation for the year	-	107	366	575	76	1,124
Disposition	-	-	(30)	-	-	(30)
As at December 31, 2017	-	183	783	1,006	180	2,152
Depreciation for the period	-	80	299	431	92	902
As at September 30, 2018	-	263	1,082	1,437	272	3,054

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Net book value
As at December 31, 2017	386	1,960	4,779	10,489	456	18,070
As at September 30, 2018	386	1,880	4,622	10,058	542	17,488

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

6.	LONG-TERM BORROWINGS

	September 30,	As at December 31,
	2018 $	2017 $
Current portion of long-term borrowings
Promissory note	132	130
Obligation under finance leases	41	48
Accrued interest	69	-
	243	178
Long-term borrowings
Promissory note	603	703
Credit facility	9,909	-
Obligation under finance leases	42	48
	10,553	751
	10,796	929

Credit Facility

In the quarter ended September 30, 2018, the Company received $10,000 (net of $91 of financing costs) from its drawdowns of the $205 million credit facility (Note 7). The credit facility has a term of six years from each draw down, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. Note 15.

Promissory Note

In July 2013, the Company purchased an industrial complex in the City of Fernley, Nevada, to be the production site for its organoclay plant.

The property was purchased for $1,575, of which $236 was paid at the close of the transaction, and the remaining balance of $1,339 was financed by the seller with a ten-year promissory note payable in monthly instalments.  The promissory note bears 7% annual interest. Security provided for the promissory note includes a mortgage charge against the purchased property.

7.	ISSUED CAPITAL AND EQUITY INCENTIVE PLAN

Ganfeng and Bangchak Investment Agreements

During the year ended December 31, 2017, the Company completed the closing of the investment agreement (the “Ganfeng Investment Agreement”) with GFL International Co., Ltd. (“Ganfeng”) and the investment agreement (the “Bangchak Investment Agreement”) with The Bangchak Petroleum Public Company Limited (“Bangchak”) through its wholly-owned subsidiary, BCP Innovation Pte Ltd (“BCPI”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina. Pursuant to these agreements, each of Ganfeng and Bangchak agreed to co-invest in the Company through a mixture of equity subscriptions and debt financing. The investment agreements consisted of four key components:

•

An equity financing by each of Ganfeng and Bangchak.  Ganfeng subscribed for 15,000 common shares while BCP subscribed for 10,000 common shares at a price of CDN$4.25 per common share, for gross proceeds of approximately CDN$106,000 ($80,999).

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

7.ISSUED CAPITAL AND EQUITY INCENTIVE PLAN (continued)

•

A $205,000 credit facility.  Under this agreement, each of Ganfeng and Bangchak have committed to advance $125,000 and $80,000 respectively, with proceeds to be used to fund the Company’s share of project development contributions for Stage 1 of the Cauchari-Olaroz project.

•

Off-take entitlements in favour of Ganfeng and Bangchak for the purchase of up to 80% and 20% respectively, of the Company’s share of Cauchari-Olaroz Project Stage 1 lithium carbonate production at market prices. The off-take agreements each have a term of 20 years following commencement of commercial production.

•

Investor Rights Agreement.  The Company entered into an Investor Rights Agreement with each of Ganfeng and Bangchak.  Pursuant to these agreements, Ganfeng and Bangchak each have the right to nominate one individual to the board of directors of the Company so long as they maintain a 15% or more interest in the Company’s issued share capital.  Each of Ganfeng and Bangchak have a participation right in connection with future financings to maintain a 17.5% interest and 16.4% interest respectively, so long as they maintain a 15% or more interest in the Company’s issued share capital.

The parties settled relevant agreements and satisfied all conditions over the course of the first half of 2017, and on July 14, 2017, completed the remaining equity subscriptions and entered into definitive agreements. Certain subsidiaries of the Company provided guarantees to both lenders, Bangchak and Ganfeng, in connection with the debt facility.

In 2017 financing costs of $1,755, related to the equity portion of the Ganfeng and Bangchak financings, were recorded as share issuance costs. Financing costs of $1,809, incurred in 2017 and 2018 and related to the debt portion of the Ganfeng and Bangchak financings, remain deferred and included in receivables, prepaids, and deposits and will be amortized over the terms of the loans. $99 of these costs are included in accounts payable and accrued liabilities on September 30, 2018.

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share units (“RSUs”) and restricted share rights – performance share units (“PSUs”) that convert automatically into common shares upon vesting; and (3) for eligible directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board.  Under the Plan, common shares reserved for issuance of Stock Options, RSUs, PSUs and DSUs shall not exceed 10% of the outstanding shares from time to time. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant.  The options can be granted for a maximum term of five years.

Restricted Share Units

During the nine months ended September 30, 2018, the Company granted 236 RSUs to its employees.  The total estimated fair value of the RSUs was $1,009 based on the market value of the Company’s shares on the grant date. The fair value of 197 RSUs that were granted in lieu of accrued bonuses was recorded as a reduction of accrued liabilities and the fair value of the remaining 39 RSUs granted are being recorded as a share-based payments expense and charged to operating expenses over the vesting period.

As at September 30, 2018, $112 of the fair value of RSUs previously granted but not yet vested remains to be expensed in fiscal 2018, $207 in 2019 and $30 in 2020.

During the nine months ended September 30, 2018, stock-based compensation expense related to RSUs of $832 was charged to operating expenses (2017 - $6,713).

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

7.	ISSUED CAPITAL AND EQUITY INCENTIVE PLAN (continued)

A summary of changes to the number of restricted shares is as follows:

Balance, RSUs December 31, 2016	490
Granted	1,589
Converted into common shares	(521)
Cancelled	(8)
Balance, RSUs December 31, 2017	1,550
Converted into common shares	(117)
Granted	236
Balance, RSUs September 30, 2018	1,669

Restricted Shares – Performance share units (“PSUs”)

On August 21, 2018 the Company granted 699 PSUs to its officers and employees. All PSUs vest on the third anniversary of  the grant date. The total estimated fair value of the PSUs was $4,030.  The fair value of the PSUs granted is being recorded as a share-based payments expense and charged to operating expenses over the vesting period.

The PSUs are earned on the basis of Total Shareholder Return (“TSR”) relative to the return of the peer companies over four weighted performance periods:

-	20% will be earned based on TSR during year 1 of the performance period (first year following the grant date);
-	20% will be earned based on TSR during year 2 of the performance period (second year following the grant date);
-	20% will be earned based on TSR during year 3 of the performance period (third year following the grant date);
-	40% will be earned based on TSR during years 1-3 of the performance period (first, second and third years following the grant date).

The number of shares issued upon vesting of PSUs depends on the performance of the Company shares compared to the peer group of companies and can vary from zero to up to two times the number of PSUs granted.

The fair value of the PSUs are estimated on the date of grant using a valuation model based on Monte Carlo simulation with the following assumptions used for the grants made during the period:

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

7.	ISSUED CAPITAL AND EQUITY INCENTIVE PLAN (continued)

August 21, 2018
Number of PSUs granted	699
Correlation coefficient between the peer group companies	13.1%
Risk-free interest rate	2.7%
Dividend rate	0%
Annualized volatility	71.9%
Peer Group average volatility	65.9%
Estimated forfeiture rate	11.6%
Fair value per PSU granted (CDN$)	8.50
Total fair value of PSUs granted, prior to forfeiture rate adjustment (CDN$)	5,945

As at September 30, 2018, $336 of the fair value of PSUs previously granted but not yet vested remains to be expensed in fiscal 2018, $1,344 in 2019, $1,344 in 2020, and $858 in 2021.

During the nine months ended September 30, 2018, stock-based compensation expense related to PSUs of $149 was charged to operating expenses (2017 - nil).

A summary of changes to the number of PSUs is as follows:

Number of PSUs
Balance, PSUs December 31, 2017	-
Granted	699
Balance, PSUs September 30, 2018	699

Deferred Share Units

During the nine months ended September 30, 2018, the Company granted 60 DSUs with the total estimated fair value of $370 to the Company’s directors in payment of directors’ fees.

Number of DSUs
Balance, DSUs December 31, 2016	9
Granted	73
Converted into common shares	(41)
Balance, DSUs December 31, 2017	42
Granted	60
Balance, DSUs September 30, 2018	102

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

7.	ISSUED CAPITAL AND EQUITY INCENTIVE PLAN (continued)

Stock Options

During the nine months ended September 30, 2018, the Company granted a total of 90 stock options to its employees. The fair value of stock options granted are estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the period:

January 24, 2018
Number of options granted	90
Exercise price per share (CDN$)	9.54
Risk-free interest rate	1.8%
Expected life	3
Annualized volatility	73%
Dividend rate	0%
Fair value per stock option granted (CDN$)	4.40
Total fair value of stock options granted (CDN$)	396

Stock options outstanding and exercisable as at September 30, 2018 are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at September 30, 2018	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Exercisable as at September 30, 2018	Weighted Average Exercise Price CAD$
$1.35 - $1.50	999	0.97	1.44	999	1.44
$1.70 - $1.90	327	0.82	1.81	327	1.81
$2.35 - $3.75	790	2.37	2.62	790	2.62
$4.80 - $5.00	1,168	3.44	4.88	889	4.88
$8.05 - $11.05	2,003	3.54	8.29	1,457	8.22
	5,287	2.69	5.00	4,462	4.57

A summary of changes to stock options outstanding is as follows:

	Number of Options	Weighted Average Exercise Price, (CDN$)
Balance, outstanding December 31, 2016	3,424	2.15
Granted	3,085	7.01
Exercised	(1,073)	2.22
Forfeited	(130)	5.20
Balance, outstanding December 31, 2017	5,306	4.85
Granted	90	9.54
Exercised	(109)	4.92
Balance, outstanding September 30, 2018	5,287	5.00

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

7.	ISSUED CAPITAL AND EQUITY INCENTIVE PLAN (continued)

Stock Options

During the nine months ended September 30, 2018, stock-based compensation expense related to stock options of $2,916 (2017 - $3,016) was charged to operations and $62 was charged to cost of sales and inventory (2017 - nil). At September 30, 2018, $293 of the fair value of stock options previously granted but not yet vested remains to be expensed in 2018, and $257 in 2019.

8.	RELATED PARTY TRANSACTIONS

The Company`s 50%-owned joint venture (Note 15), Minera Exar, entered into the following transactions with companies controlled by the family of its President, who is also a director of the Company:

-	Los Boros Option Agreement entered into with Grupo Minero Los Boros (Note 4);
-	Construction services for Cauchari-Olaroz project with Magna Construcciones S.R.L. for $1,401 during the nine months ended September 30, 2018.

During the nine months ended September 30, 2018 Minera Exar paid director’s fees of $55 to its President, who is also a director of the Company.

Compensation of Key Management

Key management personnel include the members of the Board of Directors and the executive leadership team.

Effective July 1, 2018, the Company revised the remuneration of its non-executive directors to a base annual fee of $100 per year, of which a minimum of $60 is payable in DSUs, and an additional $18 per year to the Company’s Audit Committee Chair, $13 to the Company’s other committee chairs and $5 to committee members.  The Board Chairman remuneration was increased to $150, of which a minimum of $90 is payable in DSUs. In addition, the Company pays $1 per meeting in cash for Board meetings in excess of six meetings per year.

The Board established a Special Committee of independent directors to oversee the Transaction with subsidiaries of SQM and Ganfeng for the Cauchari-Olaroz project. Note 15. The Company established remuneration consisting of a $10 retainer to the members of the Special Committee and $20 to the Chair. In addition, the Company will pay $1 per Special Committee meeting in excess of five meetings.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

8.	RELATED PARTY TRANSACTIONS (continued)

The remuneration of directors and members of the executive management team consisted of:

	For the nine months ended September 30,
	2018 $	2017 $
Stock-based compensation	1,959	7,459
Salaries, benefits and directors’ fees included in general and administrative expenses	2,147	2,669
Salaries and benefits included in exploration expenditures	470	290
Salaries and benefits capitalized to Investment in the Joint Venture	697	75
	5,273	10,493

	As at September 30,	As at December 31,
	2018 $	2017 $
Total due to directors and executive team	231	265

There were no contractual or other commitments arising from the related party transactions.  The amounts due to related parties are unsecured, non-interest bearing and generally have no specific terms of payment.

9.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses during the nine-month periods ended September 30, 2018 and 2017:

	For the nine months ended September 30,
	2018	2017
	$	$
Salaries, benefits and directors’ fees	3,689	3,093
Office and administration	942	498
Professional fees	934	571
Travel and conferences	616	565
Regulatory and filing fees	768	109
Marketing	412	411
Depreciation	69	32
Investor relations	125	55
	7,555	5,334

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

10.	COMMITMENTS

As at September 30, 2018, the Company had the following commitments that have not been disclosed elsewhere in these condensed consolidated interim financial statements:

	Not later than 1 year $	Later than 1 year and not later than 5 years $	Later than 5 years $	Total $
Rent of office spaces	267	686	255	1,208

11.	EXPLORATION EXPENDITURES

The following tables summarize the Company’s exploration expenditures during the nine-month periods ended September 30, 2018 and 2017:

	For the nine months ended September 30, 2018
	Lithium Nevada $	General Exploration $	Total $

Drilling	701	-	701
Permitting and environmental	2,438	-	2,438
Engineering	78	-	78
Geological and consulting	3,755	-	3,755
Field supplies, other services, and taxes	220	47	267
Lithium demo plant equipment depreciation	84	-	84
Total exploration expenditures	7,276	47	7,323

	For the nine months ended September 30, 2017
	Lithium Nevada $	Cauchari-Olaroz¹ $	Total $

Drilling	609	-	609
Environmental	89	-	89
Engineering	14	-	14
Geological and consulting	1,152	428	1,580
Field supplies, other services, and taxes	204	43	247
Lithium demo plant equipment depreciation	84	-	84
Total exploration expenditures	2,152	471	2,623

1Expenditures related to the Cauchari-Olaroz project incurred directly by the Company. Starting from July 1, 2017, construction costs related to the Cauchari-Olaroz project are capitalized into Investment in Joint Venture.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

12.	SEGMENTED INFORMATION

The Company operates in three operating segments and four geographical areas.  The organoclay project is in the production stage, Lithium Nevada is in the exploration stage and the Cauchari-Olaroz project is in the development stage. The Company’s reportable segments are summarized in the following tables.

	Organoclay $	Lithium Nevada $	Cauchari-Olaroz $	Corporate $	Total $
As at September 30, 2018
Property, plant and equipment	16,407	1,029	-	52	17,488
Exploration and evaluation assets	-	2,768	-	-	2,768
Total assets	18,908	4,879	29,811	54,507	108,105
Total liabilities	(1,289)	(1,861)	-	(11,467)	(14,617)
For the three months ended September 30, 2018
Property, plant and equipment expenditures	43	23	-	-	66
Sales	1,420	-	-	-	1,420
Net loss	880	3,934	1	2,618	7,433
Exploration expenditures	-	3,693	-	25	3,718
Depreciation	409	49	-	3	461
Organoclay research and development	149	-	-	-	149
For the nine months ended September 30, 2018
Property, plant and equipment expenditures	144	154	-	22	320
Sales	3,371	-	-	-	3,371
Net loss	2,490	8,418	271	7,470	18,649
Exploration expenditures	-	7,276	-	47	7,323
Depreciation	791	144	-	8	943
Organoclay research and development	423	-	-	-	423

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

12.	SEGMENTED INFORMATION (continued)

	Organoclay $	Lithium Nevada $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2017
Property, plant and equipment	17,011	1,018	-	41	18,070
Exploration and evaluation assets	-	2,104	-	-	2,104
Total assets	19,745	3,642	19,637	70,467	113,491
Total liabilities	(1,323)	(896)	-	(2,505)	(4,724)
For the three months ended September 30, 2017
Property, plant and equipment expenditures	411	74	-	3	488
Sales	1,059	-	-	-	1,059
Net loss	502	1,619	(776)	11,414	12,759
Exploration expenditures	-	1,231	-		1,231
Depreciation	159	28	-	18	205
Organoclay research and development	110	-	-	-	110
For the nine months ended September 30, 2017
Property, plant and equipment expenditures	634	123	-	15	772
Sales	3,838	-	-	-	3,838
Net loss	2,187	3,103	4,452	17,703	27,445
Exploration expenditures	-	2,152	471	-	2,623
Depreciation	710	84	-	33	827
Organoclay research and development	318	-	-	-	318

The Company’s total assets are located in the following geographical areas:

	Canada $	United States $	Germany $	Argentina $	Total $
Non-current assets (1)
As at September 30, 2018	51	19,532	672	29,811	50,066
As at December 31, 2017	41	19,377	756	19,637	39,811
Revenue
For the nine months ended September 30, 2018	-	3,371	-	-	3,371
For the nine months ended September 30,2017	-	3,838	-	-	3,838
Revenue
For the three months ended September 30, 2018	-	1,420	-	-	1,420
For the three months ended September 30,2017	-	1,059	-	-	1,059

1Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	As at September 30,	As at December 31,
	2018 $	2017 $
Accounts payable related to property, plant and equipment	11	28
Accounts payable related to inventories	341	197
Accounts payable related to financings	775	1,611

	For the nine months ended September 30,
	2018 $	2017 $
Interest/finance charges paid	36	40
RSUs and DSUs granted in lieu of accrued liabilities and directors’ fees	1,142	353
Assets acquired under finance leases	28	-
Income taxes paid	-	-

14.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company did not have any financial instruments measured at fair value on the statement of financial position. As at September 30, 2018, the fair value of financial instruments not measured at fair value approximates their carrying value.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks to which the Company is exposed are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, receivables and loans to the Joint Venture. The Company’s maximum exposure to credit risk for cash, cash equivalents, restricted cash and receivables is the amount disclosed in the consolidated statements of financial position.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

14.	FINANCIAL INSTRUMENTS (continued)

Included in the receivables, prepaids and deposits are credit sales receivables of $953 . Management’s assessment of recoverability involves judgments regarding classification on the consolidated statements of financial position and the probable outcomes of claimed deductions and/or disputes. The provisions and classifications made to date may be subject to change.

The Company’s receivables, prepaids and deposits include an $105 bank deposit for the Company’s secured credit cards and other miscellaneous receivables that are subject to normal industry credit risk.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, restricted cash, receivables and loans to the Joint Venture is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs.  The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at September 30, 2018, the Company had a cash and cash equivalents balance of $25,950 (December 31, 2017 - $55,394) to settle current liabilities of $3,815 (December 31, 2017 - $3,724).

The following table summarizes the maturities of the Company’s financial liabilities on an undiscounted basis:

		Years ending December 31,
	2018	2019	2020 and later	Total
	$	$	$	$
Credit facility¹	-	800	14,905	15,705
Accounts payable and accrued liabilities	3,572	-	-	3,572
Long-term borrowing¹	45	180	644	869
Obligation under finance leases¹	11	31	20	62
Obligation under car lease	2	6	19	27
Total	3,630	1,017	15,588	20,235

¹Credit facility, long-term borrowing and obligation under finance leases include principal and interest/finance charges.

Foreign Currency Risk

The Company’s operations in foreign countries are subject of currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars and incurs expenditures in Canadian dollars and US dollars with the majority of the expenditures being incurred in US dollars by the Company’s subsidiaries. As at September 30, 2018, $24,426 of the Company’s $25,950 in cash and cash equivalents was held in US dollars. The Company has drawn $10,000 under its US dollar denominated credit facility as at September 30, 2018. Strengthening/(weakening) of a     US dollar exchange rate versus Canadian dollar by 10% will result in a foreign exchange gain/(loss) for the Company of $1,443, respectively.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands.)

15.	SUBSEQUENT EVENTS

On October 31, 2018 the Company completed several transactions (together, the “Transaction”), pursuant to which, among other things, a subsidiary of SQM sold its interest in Minera Exar to a subsidiary of Ganfeng. As a result of the Transaction, Lithium Americas’ interest in the Caucharí-Olaroz project increased from 50% to 62.5% with Ganfeng holding the remaining 37.5% interest. In connection with the Transaction, Ganfeng provided Lithium Americas with a new $100,000 unsecured, limited recourse, subordinated loan facility which can be used by the Company to fund a portion of its 62.5% share of Minera Exar’s capital expenditures related to the Caucharí-Olaroz project. In addition, Ganfeng provided a loan to Minera Exar to permit Minera Exar to repay $25,000 of its outstanding indebtedness to the Company, of which $17,100 was received by the Company and the balance is repayable by the end of 2018.  Upon closing the Transaction, restricted cash of $833 was released to the Company.

Subsequent to the period end, the Company received an additional $5,000 from a drawdown of its $205,000 credit facility and provided $9,000 in loans to Minera Exar to fund the development expenditures on the Cauchari-Olaroz project.